EXHIBIT A



                    Given Imaging To Host Third Quarter 2001
                        Financial Results Conference Call

Yoqneam,  Israel--(BUSINESS  WIRE)--October  30,  2001--Given  Imaging  (NASDAQ:
GIVN), announced that it will hold a conference call on Tuesday, November 6th at 10:00am Eastern time, 5:00pm Israel time to review financial results for the third quarter ended September 30, 2001. The call will be hosted by Dr. Gavriel Meron, President and Chief Executive Officer.

A live webcast of the conference call will be available at the Given Imaging corporate website, www.givenimaging.com. A replay of the webcast will also be available for 30 days on the Company's website.

About Given Imaging

Given Imaging produces and markets a wireless imaging system that is a fundamentally new approach to examining the gastrointestinal tract. The system uses a disposable miniature video camera contained in a capsule that is ingested by a patient and delivers high quality color images in a painless and noninvasive manner. The test takes more than 50,000 images of the gastrointestinal tract, compressed into a one-hour video, and can be conducted while a patient continues normal daily activities. The firm received clearance from the FDA in August 2001.

Contact:
David Carey
Lazar Partners, Ltd.
1-866-GIVEN-IR
dcarey@lazarpartners.com